Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*        *         *

The following is a translation of a Spanish language press release issued by Gas Natural SDG, S.A. on May 9, 2006.

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

2006 First Quarter Results

GAS NATURAL’S NET PROFITS ROSE 16.2%

TO 276.7 MILLION EUROS

•	Consolidated ebitda rose 29.3% to a total of 507.9 million euros.

•	The electricity business in Spain, with 3,118 MW operational, the gas distribution activity in Latin America, and the expanding contribution from the gas marketing business are gaining strength as major growth factors.

•	GAS NATURAL had 10.3 million gas distribution customers, an increase of 592,000 in one year.

•	The distribution business, as a whole, continues to show solid growth and profitability, with a 13% increase in ebitda with respect to the first quarter of 2005.

•	For the first time ever, the company generated 4,192 GWh of electricity in one quarter, an increase of 133.3%, owing to the start up of new 1,200 MW units. The power generation share grew to 7%.

GAS NATURAL’s net profit rose to 276.7 million euros in the first quarter of 2006, and grew 16.2% in relation to the same period last year.

The net business turnover, from January to March, totaled 3,107.1 million euros, indicating a 51.9% increase over the same period in 2005.

This increased business turnover was basically due to business growth in general, and in particular, the electricity business in Spain, the expansion of natural gas supply, higher consumption compared to the prior year, high gas prices, and the business momentum in Latin America.

The ebitda of GAS NATURAL in the first three months of the year was 507.9 million euros, and rose almost 30% in relation to the prior year.

The distribution business, as a whole, which includes Spain, Latin America and Italy, represented a total ebitda of 65.2% for GAS NATURAL. The biggest contributor in this case was Spain, with a total of 42.8%.

The electricity business in Spain reported strong momentum and represented a total ebitda of 14% for the Group, while upstream and midstream activities, which basically include the Magreb-Europa gas pipeline operation, together represented a total ebitda of 10.8%.

The Group’s net borrowings for the quarter were reduced by 218 million euros, and totaled 3,397.2 million euros at 31 March 2006, which put the borrowing ratio at 36.3% as opposed to 38.5% at the close of fiscal year 2005.

Investments of GAS NATURAL during the first quarter totaled 290.4 million euros, a 12.5% increase with respect to the same period last year. Among the noteworthy financial investments was the acquisition of 100% of Petroleum Oil & Gas España.

Distribution in Spain

The ebitda with respect to the gas distribution business in Spain was 217.6 million euros, 3.3% more than in the first quarter of 2005. That increase was lower than the year-to-year increase in remuneration due partly to the impact of lower tariff sales because of the mild winter in 1Q06 compared to the prior year, and also to the shift by residential customers to the liberalized market. 79% of the customers remained with the Group’s own supply company.

Regulated gas sales in Spain, which include the distribution and marketing of tariff gas and third party network access services (TPA), totaled 77,762 GWh, 4.6% higher than the prior year.

Distribution services for third party network access (TPA) grew by 9.3% and totaled 59,496 GWh, of which 26,284 GWh related to services provided to third parties and the remaining 33,212 GWh for GAS NATURAL, as the principal operator also in the liberalized market.

The distribution network expanded to about 2,500 kilometers during the last 12 months, and surpassed the 40,000 kilometers at 31 March, reflecting a 6.5% year-on-year increase. During the first quarter, GAS NATURAL began to supply nine municipalities. It currently supplies gas in 823 cities and expects to extend the network to more than 50 new cities in 2006.

At 31 March 2006, the number of gas distribution customers in Spain was 5,196,000, a 6.6% increase, with a year-on-year increase of 321,000 customers.

Distribution in Latin America

The ebitda with respect to gas distribution in Latin America (Argentina, Brazil, Colombia and Mexico) was 92.5 million euros, a 42.7% increase over the same period last year, due mainly to the improved operating results in all countries.

Gas sales in Latin America, which include sales of gas and third party network access services (TPA), totaled 43,224 GWh, a 9.2% increase over the first quarter of 2005. By country, increases in Colombia and Brazil are highlighted, with 18.2% and 12.4, respectively; and, by market, sales of gas for automotion in the four countries, with a total increase of 14.3%.

The distribution network was extended by 2,376 kilometers in the last 12 months, and totaled 56,977 kilometers at 31 March, with a 4.4% year-on-year growth.

At 31 March 2006, gas distribution customer volume in Latin America totaled 4,801,000 , with a year-on-year increase of 238,000 distribution customers.

Main physical aggregates by country

	Argentina	Brazil	Colombia	Mexico	Total
Gas activity sales (GWh)	18,224	11,283	3,024	10,693	43,224
Change vs. 1Q05 (%)	10.1	12.4	18.2	2.5	9.2

Distribution network (km at 31/03)	21,300	5,043	15,577	15,057	56,977
Change vs. 31/03/05 (km)	1.5	15.6	5.3	4.1	4.4

Distribution connections (‘000 at 31/03)	1,295	754	1,639	1,113	4,801
Change vs. 31/03/05 (‘000)	2.5	8.0	7.7	3.1	5.2

The revival in Argentina was strengthened in the first quarter with a further increase in gas distribution customer numbers and a 10.1% increase in gas sales, with a notable increase in sales to the industrial market and TPA.

In Brazil, the company achieved the largest single increase in the number of connection points since it commenced operations there: 56,000 new customers in the last twelve months. Sales continue to register double-digit growth, as in 2005 and 2004. By sector, sales for automotion surged by 19.4%, with particularly strong growth in the Sao Paulo area.

Growth is double-digit in all markets in Colombia. Sales rose by 18.2% and the customer base expanded in the last 12 months by 118,000 year-on-year to 1,639,000 connection points. Also, in the first quarter of 2006, a total of 5,200 vehicles were converted to run on natural gas, reflecting an increase of 33% over the first quarter in 2005.

Gas sales in Mexico increased by just 2.5% due to the negative effect of rising gas prices (referenced to prices in the southern US). The Mexican government is implementing measures to palliate that effect, such as offering certain subsidies to residential customers, which can reduce gas bills by 28%.

Distribution in Italy

The ebitda for gas distribution in Italy was 20.8 million euros, a 23.8% increase from the prior year.

The gas distribution business in Italy totaled 1,463 GWh in the first quarter, with double-digit organic growth with respect to 1Q05, confirming that the company’s activities in Italy, which commenced in 2004, are gaining strength.

Commercial activity firmed up with the addition of 33,000 new connection points and intense activity in the Palermo, Catania and Reggio Calabria regions. The company expects to exceed that growth figure in 2006 and add close to 40,000 connection points.

Electricity in Spain

The electricity business in Spain produced an ebitda of 71 million euros in the first quarter of 2006, which more than triples the figure from the prior year. The power generation business continues to be favored by high pool prices, which averaged €69.12/MWh in 1Q06. GAS NATURAL now has 18 power plants operating under the special regime in the wholesale market.

DERSA generated an ebitda of 15 million euros. If we adjust this variation in marginal strength, the electricity ebitda would have more than doubled the figures for the same period last year, when DERSA was not yet part of GAS NATURAL.

A total of 4,192 GWh were generated and sold, primarily to the wholesale market, in 1Q06, 133% more than in 1Q05.

The combined cycle plants generated 3,968 GWh. This output, measured at plant busbars, represents a coverage ratio of 298% of the electricity supplied to customers by GAS NATURAL. GAS NATURAL had a 7.0% share of the “ordinary regime” power generation market in 1Q06.

Electricity marketing in the liberalized market continues to be penalized by higher prices in the first quarter, although average pool prices fell sharply in March by more than 25% with respect to February. Nevertheless, the supply business still has to compete with the considerably lower benchmark rate. Consequently, many supply companies are streamlining their customer portfolio in the liberalized market.

In this respect, GAS NATURAL’s portfolio of electricity contracts continued the trend observed in the second half of 2005; in the last twelve months, it has greatly reduced the amount of contracted electricity supply from 4,717 GWh/year to 1,109 GWh/year.

Electricity supply to industrial customers fell 68.6% with respect to the same period last year, while electricity sales to residential customers rose 67.8% for an increase of 470,000 customers in this segment.

Electricity in Puerto Rico

GAS NATURAL’s activities in Puerto Rico provided 18.1 million euros (US$21.7 million) in ebitda, 41.4% more than in the first quarter of 2005.

EcoEléctrica generated 658 GWh net (329 GWh attributable to GAS NATURAL), with a load factor of 60%, i.e. similar to the first quarter of 2005.

Gas Supply: up+midstream

Ebitda from gas supply amounted to €54.6 million in 1Q06, 24.4% more than in 1Q05 due basically to a larger contribution from EMPL, despite a slight reduction in the volume transported, greater utilization of the methane tanker fleet (96% vs. 86% in 1Q05), and the dollar’s appreciation.

The gas transportation activity conducted in Morocco, through companies EMPL and Metragaz, represented a total volume of 34,928 GWh in 1Q06, a 4.5% decline with respect to the same period in 2005. Of that figure, 26,884 GWh were transported for GAS NATURAL through Sagane, and 8,044 GWh for Portuguese company Transgas.

Gas Supply: Wholesale and Retail

Ebitda from gas supply in the first quarter of 2006 amounted to €25.1 million, an 85.9% increase. The ebitda from this activity continues the upward trend started in mid-2005, due to measures adopted to favor liberalization and the recognition of raw material costs, convergence towards international prices, plus the commercial policy applied by GAS NATURAL.

A total of 96,633 GWh of natural gas was procured and supplied by GAS NATURAL, with an 8.0% increase over the first quarter of 2005; 83,891 GWh were sold in the Spanish market (+10.2%) and the other 12,742 GWh were sold in other countries (-4.6%).

Wholesale gas supplies for the regulated market (sold to Enagás which, in addition to inventory management, supplies the gas to distribution companies (both those in the GAS NATURAL group and third parties), totaled 23, 555 GWH, 1.2% down from the first quarter of 2005. This slight reduction was due to the opening up of the market and because certain industrial customers took shelter in the regulated market.

Sales to the liberalized market amounted to 60,336 GWh, a 15.5% increase on 1Q05. Of those sales, 51,544 GWh, an increase of 25.4%, were to end customers of GAS NATURAL, mainly in the industrial market, as well as to combined cycles and households. Supply to the liberalized market by other gas suppliers totaled 8,792 GWh, a 21.3% decrease.

International wholesale gas procurements fell by 4.6% due to lower sales to the US and a reduction in their frequency with respect to 1Q05.

In GAS NATURAL’s multi-utility area, close to 83,000 gas maintenance contracts were added in 2006, making a total of 1,508,000 contracts in force at 31 March 2006.

GAS NATURAL had close to 2,323,000 product and service contracts other than for gas sales, which include financial services and the sale of electricity; this represents a 22.2% increase from those in effect on 31 March 2005, putting the ratio at 1.48 contracts per customer in Spain.

Likewise, because of GAS NATURAL’s marketing efforts, the number of homes with gas heating increased by about 7,400, and 8,800 appliances were sold, including over 1,400 air conditioning systems.

Barcelona, May 9, 2006.

Main physical aggregates

	1Q06	1Q05%
Distribution (GWh):	122,449	115,279	6.2

Spain:	77,762	74,372	4.6
Tariff gas sales	18,266	19,940	-8.4
TPA	59,496	54,432	9.3

Latin America:	43,224	39,580	9.2
Tariff gas sales	24,495	21,395	14.5
TPA	18,729	18,185	3.0

Italy:	1,463	1,327	10.2
Tariff gas sales	1,430	1,301	9.9
TPA	33	26	26.9

Distribution network (km):	101,112	96,003	5.3
Spain	40,315	37,839	6.5
Latin America	56,977	54,601	4.4
Italy	3,820	3,563	7.2

Increase in gas distribution connections, (‘000)	109	130	-16.4

Spain	62	67	-7.5
Latin America	44	58	-24.1
Italy	3	5	-40.0

Gas distribution connections, (‘000) (at 31/03):	10,287	9,695	6.1

Spain	5,196	4,875	6.6
Latin America	4,801	4,563	5.2
Italy	290	257	12.8

Gas supply (GWh):	96,633	89,458	8.0
Spain	83,891	76,103	10.2
International	12,742	13,355	-4.6

Gas transportation—EMPL (GWh)	34,928	36,555	-4.5

Contracts per customer in Spain (at 31/03)	1.48	1.41	5.0

Electricity generated (GWh):	4,521	2,129	—
Spain	4,192	1,797	—
Puerto Rico	329	332	-0.9

Installed capacity (MW):	3,389	1,945	74.2
Spain	3,118	1,674	86.2
Puerto Rico	271	271	—

Employees (at 31/03)	6,678	6,738	-0.9

Consolidated profit and loss account

(unaudited)

(€ Mn)	1Q06	1Q05
Net sales	3,107.1	2,045.4
Other revenues	19.9	22.1
Purchases	-2,371.0	-1,478.9
Personnel costs, net	-72.0	-56.1
Other costs	-176.1	-139.6

EBITDA	507.9	392.9

Depreciation and amortization of fixed assets	-141.4	-112.8
Change in operating provisions	-8.3	-3.7

OPERATING INCOME	358.2	276.4

Financial results, net	-67.5	-47.9
Net loss from assets deterioration	—	—
Equity income	1.5	11.5
Gains on disposal on non current assets	98.8	104.8

CONSOLIDATED PRE-TAX PROFIT	391.0	344.8

Corporate income tax	-95.5	-92.0
Minority interest	-18.8	-14.8

PROFIT ATTRIBUTABLE TO THE GROUP	276.7	238.0

Consolidated balance sheet

(unaudited)

(€ Mn)	31/03/06	31/03/05

Non-Current Assets-	10,433.7	8,814.5
Tangible assets	7,696.9	6,662.6
Goodwill	450.3	341.6
Other intangible assets	1,352.4	1,025.9
Investment in associated companies	33.1	251.6
Other non-current assets	901.0	532.8

Current Assets-	3,433.8	2,666.9
Inventories	350.4	197.2
Debtors and other accounts receivable	2,659.9	2,077.9
Other current assets	124.6	130.3
Cash and cash equivalent	298.9	261.5

TOTAL ASSETS	13,867.5	11,481.4

(unaudited)

(€ Mn)	31/03/06	31/03/05
Shareholders’ Equity-	5,973.4	5,097.5
Equity of Parent Company	5,618.7	4,856.6
Minority interest	354.7	240.9

Non-Current Liabilities-	4,787.9	3,797.1
Non-current financial debt	2,948.4	2,369.0
Provisions	442.4	259.2
Other non-current liabilities	1,397.1	1,168.9

Current Liabilities-	3,106.2	2,586.8
Current financial debt	747.7	512.7
Accounts payable and other current liabilities	2,358.5	2,074.1

TOTAL LIABILITIES	13,867.5	11,481.4